

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 21, 2009

J. Braxton Carter
Executive Vice President and Chief Financial Officer
MetroPCS Communications, Inc.
2250 Lakeside Boulevard
Richardson, Texas 75082

      RE: MetroPCS Communications, Inc.
      Form 10-K for the year ended December 31, 2008
      Filed March 2, 2009
      File No. 001-33409

Dear Mr. Carter:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis, pages 52-84

1.   We note on page 18 that Royal Street may not be permitted to enter into relationships with you in future auctions and receive DE benefits. We also note that the existing licenses were grandfathered. Please expand the discussion on page 18 and on page 56 in MD&A to clarify whether existing licenses may be renewed under the grandfathered provisions or whether there is a risk of losing existing FCC licenses. Please also tell us why you believe that this is not a material contingency requiring disclosure in Note 12 to the financial statements on page F-24.

2.   Refer to your critical accounting policy for Long-Term investments on page 55, discussion of Liquidity on page 77, discussion of Results of Operations throughout MD&A, and Note 5 to the financial statements on page F-17. Please expand the disclosures to include:

- the key terms of your auction rate securities, including maturity dates, auction reset provisions and interest rate provisions;
- the nature of the collateral, including an indication of credit quality;
- the cause for the impairment, that is whether due to credit or liquidity issues and;
- the methodology used to estimate the fair value of the auction rate securities and to record the impairment charge, including key assumptions.

Please also revise to disclose the number and dollar value of failed auctions, whether any auction rate securities were sold during the period, and whether losses were realized upon the sale. In addition, disclose how or when the principal of your auction rate securities will become available, that is, through successful auctions, locating buyers outside of the auction process, maturity, or redemption by issuer.

3.   Refer to your critical accounting policy for FCC Licenses and Microwave Relocation Costs on pages 55 and 56. We note that FCC licenses accounted for 37% of total assets as of December 31, 2008. We note that you performed your annual impairment test of your units of accounting as of September 30, 2008, and determined that FCC licenses were not impaired. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

In light of the significance of your FCC Licenses and Microwave Relocation Costs balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of FCC Licenses and Microwave Relocation Costs. Specifically, we believe you should provide the following information:

- disclose the date of your annual impairment test and whether you have performed subsequent interim impairment tests;
- disclose the carrying value of the intangible asset for each unit of accounting;
- describe the nature of the valuation techniques you employed in performing the impairment tests. If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start-up method, describe qualitatively and quantitatively the significant estimates and assumptions used in your

- valuation method to determine the fair value of each unit of accounting in your impairment analysis;
- quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment;
- provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify for the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and one percent increase in your discount rate;
- provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your licenses at the time of your impairment testing.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

<u>Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K</u>

<u>Annual Cash Performance Incentive Awards, page 28</u>

4.   We note that annual cash incentive awards are tied to the achievement of specified company, team, and individual performance targets. In future filings, please disclose the specific performance targets that are used for the achievement of annual incentive compensation. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

MetroPCS Communications, Inc.
May 21, 2009
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3257 with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief